SEGALL BRYANT & HAMILL TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 28, 2023

VIA EDGAR

Ms. Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677 and 811-03373

Dear Ms. Larkin:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 130 (“PEA 130”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. PEA 131 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on March 28, 2023 with respect to Segall Bryant & Hamill Select Equity ETF. Reference is also made to correspondence from the Registrant filed via EDGAR on August 25, 2023 responding to initial comments from the Staff on PEA 130.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 25, 2023 to PEA 130, accompanied by the Registrant’s responses to the comments.

1.	Staff Comment: The last sentence in the “Portfolio Turnover” section, states that the Fund’s portfolio turnover rate could exceed 100%. Under Form N-1A, Item 9.(b)1. Instruction 7, it says to disclose if the Fund will engage in active and frequent trading of its portfolio securities to achieve its principal investment strategies and, if so, to disclose the consequences. Because the Fund has identified a potential turnover rate of 100%, please consider whether additional disclosure should be included.

□ Registrant’s Response: Based on information from the Fund’s investment adviser, the Fund’s portfolio turnover rate is not expected to exceed 100%. Accordingly, Registrant respectfully declines to add additional disclosure.

2.	Staff Comment: In Exhibit A of the Correspondence date August 25, 2025, please review the references to “SBH Select Equity Composite” in the heading, “SBH Small Cap Value Select” in the table and “SBH Select Equity Strategy” in the “Management Fees” section. Should these references be the same? If there is a reason for the differences, please explain.

□Registrant’s Response: The reference in the table has been revised to “SBH Select Equity Composite” which is consistent with the reference in the heading. The reference in the “Management Fees” section has not been changed as it reflects the standard rate for the Select Equity Strategy.

3.	Staff Comment: In Exhibit A, in the last sentence following the asterisk, please revise as follows: “The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and, accordingly, the use of the Fund’s expense structure would have lowered the composite performance results.”

□ Registrant’s Response: Comment complied with.

4.	Staff Comment: Please confirm that performance shown in the “Past Performance for Similar Accounts Managed by the Adviser” section is net of all actual fees and not just management fees.

□ Registrant’s Response: The Adviser confirms that the performance shown in the “Past Performance for Similar Accounts Managed by the Adviser” section is net of all actual fees and not just management fees.

* * * * *

If you have any questions or further comments, please contact Maggie Bull, at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull, Esq.

Secretary

Segall Bryant & Hamill Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Exhibit A

SBH Select Equity Composite

Average Annual Total Returns

For the Periods Ended December 31, 2022

	One Year	Five Years	Since Inception (July 1, 2014)
SBH Select Equity Composite Returns(1)
Net of fees / expenses*	-17.30%	14.49%	13.36%
Gross of fees / expenses	-16.87%	15.01%	13.90%
Russell 1000® Index	-19.13%	9.13%	10.00%
Russell 3000® Index	-19.21%	8.79%	9.72%

(1)	The composite performance does not represent the historical performance of the Fund and should not be interpreted as being indicative of the future performance of the Fund.

*	The net returns for the composite are shown net of all actual fees and expenses, including sales loads. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and, accordingly, the use of the Fund’s expense structure would have lowered the composite performance results.

Segall Bryant & Hamill, LLC (“SBH”) is a wholly-owned subsidiary of CI Financial Corp. through its Corient Holdings Inc entity and a registered investment advisor established in 1994. SBH manages a variety of equity and fixed income assets for primarily U.S. clients. SBH has prepared and presented the foregoing reports in compliance with the Global Investment Performance Standards (GIPS®), which differs from the SEC method of calculating performance. The GIPS are a set of standardized, industry wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

The net of fees composite returns are net of management fees, trading commissions, and transaction costs and reflect the reinvestment of all income. Actual fees may vary depending on, among other things, the applicable management fee schedule and portfolio size. The Standard Institutional Investment Fee Schedules are as follows:

Management Fees

SBH Select Equity Strategy:	0.55% - First $25 Million 0.45% - Next $25 Million 0.30% - Over $50 Million